Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated September 10, 2012, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by Barclays Capital Inc. (the “Dealer Manager”) or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All the Outstanding Shares of Common Stock

(Including the Associated Preferred Stock Purchase Rights)

of

Dollar Thrifty Automotive Group, Inc.

at

$87.50 Net Per Share

by

HDTMS, Inc.

an Indirect Wholly Owned Subsidiary

of

Hertz Global Holdings, Inc.

HDTMS, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Hertz Global Holdings, Inc., a Delaware Corporation (“Hertz”), is making an offer to purchase (the “Offer”) all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred stock purchase rights, the “Shares”), of Dollar Thrifty Automotive Group, Inc., a Delaware corporation (“Dollar Thrifty”), at a price of $87.50 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 10, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal.

THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, OCTOBER 5, 2012 (WHICH IS THE END OF THE DAY ON OCTOBER 5, 2012), UNLESS THE OFFER IS EXTENDED. PREVIOUSLY TENDERED SHARES MAY BE WITHDRAWN AT ANY TIME UNTIL THE OFFER HAS EXPIRED AND, UNLESS PREVIOUSLY ACCEPTED FOR PAYMENT BY PURCHASER PURSUANT TO THE OFFER, MAY ALSO BE WITHDRAWN AT ANY TIME AFTER NOVEMBER 8, 2012.

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of August 26, 2012 (the “Merger Agreement”), by and among Hertz, Purchaser and Dollar Thrifty. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Tender Condition (as defined below) and (ii) the expiration or termination of the applicable waiting periods required pursuant to the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended. The Offer is not subject to any financing condition or contingency.

The term “Minimum Tender Condition” is defined in Section 15—“Certain Conditions of the Offer” of the Offer to Purchase and generally requires that the number of Shares which have been validly tendered and not properly withdrawn prior to the expiration of the Offer, together with the Shares then owned by Hertz and its subsidiaries (including Purchaser), represent at least a majority of the then outstanding Shares on a fully diluted basis.

The Merger Agreement provides, among other things, that subject to certain conditions, Purchaser will be merged (the “Merger”) with and into Dollar Thrifty, with Dollar Thrifty continuing as the surviving corporation as a wholly owned subsidiary of Hertz. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive $87.50 in cash, without any interest and less any required withholding taxes except for (i) Shares owned by Dollar Thrifty or any of its subsidiaries (or held in Dollar Thrifty’s treasury) or owned by Hertz or Purchaser or any of their respective subsidiaries, which will be cancelled and will cease to exist and (ii) Shares owned by Dollar Thrifty’s stockholders who perfect their appraisal rights under the General Corporation Law of the State of Delaware (the “DGCL”).

The Board of Directors of Dollar Thrifty (the “Dollar Thrifty Board”) has unanimously (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) are advisable and in the best interests of Dollar Thrifty and its stockholders, (ii) approved the Merger Agreement, the Merger and such other Transactions in accordance with the requirements of the DGCL and (iii) resolved to recommend that Dollar Thrifty’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and, to the extent required by applicable law, adopt the Merger Agreement and approve the Merger and the other Transactions.

For purposes of the Offer (including during any Subsequent Offering Period (as defined below)), Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as if and when Purchaser gives oral or written notice to Computershare Trust Company, N.A. (the “Depositary”) of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) (and, if applicable, any separate certificates evidencing the associated preferred stock purchase rights ), or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 2—“Acceptance for Payment and Payment for Shares” of the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

The Offer will expire at 12:00 midnight, New York City time, on Friday, October 5, 2012 (which is the end of the day on October 5, 2012), unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the expiration date of the Offer is the latest date and time at which the Offer, as so extended, expires (such date and time, including any such extensions, the “Expiration Date”).

The Merger Agreement provides that so long as neither Dollar Thrifty nor Hertz terminates the Merger Agreement in accordance with its terms, Purchaser must extend the Offer (i) for periods of up to 10 business days if at any then scheduled Expiration Date any of the conditions to Purchaser’s obligation to accept for payment and pay for the Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Offer Conditions”) are not satisfied or, if permitted under the Merger Agreement, waived; provided that, such extension of the Offer does not extend past the earlier of (A) the termination of the Merger Agreement in accordance with its terms and (B) December 31, 2012, (ii) if, within five business days prior to any then scheduled Expiration Date, Dollar Thrifty receives an alternative acquisition proposal (or a revision to any such previously received proposal), so that the Expiration Date does not occur until the later of (X) the date that is five business days following the date of the Company’s initial receipt of such proposal and (Y) the first business day following the expiration of the applicable two business day notice period related to such proposal; provided that, Purchaser will not be required to provide for more than one such extension of the Offer, and (iii) for any period or periods required by any applicable law or interpretation or position of the United States Securities and Exchange Commission or its staff or by the New York Stock Exchange applicable to the Offer.

The Merger Agreement further provides that if necessary to obtain sufficient Shares such that Hertz, Purchaser and their respective subsidiaries hold, in the aggregate, at least 90% of the outstanding Shares on a fully diluted basis, Purchaser may, and at the request of Dollar Thrifty shall, provide for a subsequent offering period (a “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”).

Any extension of the Offer will be followed as promptly as practicable by a public announcement thereof. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares except during any Subsequent Offering Period. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after November 8, 2012. If the initial offering period has expired and Purchaser provides for a Subsequent Offering Period, Shares tendered during a Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Stockholders should consult with their tax advisors to determine the particular tax consequences to them of the Offer and the Merger (including the application and effect of any state, local or foreign income and other tax laws). For a more complete description of material United States federal income tax consequences of the Offer and the Merger, see Section 5 — “Material U.S. Federal Income Tax Consequences” of the Offer to Purchase.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. Dollar Thrifty has provided Purchaser with Dollar Thrifty’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Dollar Thrifty’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders May Call Toll Free: (877) 456-3507
Banks and Brokers May Call Collect: (212) 750-5833

The Dealer Manager for the Offer is:

Barclays Capital Inc.

745 Seventh Avenue, 3rd Floor

New York, New York 10019

Attention:  Equity Corporate Services

Toll Free:  (888) 610-5877

September 10, 2012